ROBERT BRANTL, ESQ.

52 Mulligan Lane

Irvington, NY 10533

914-693-3026

914-693-1807 (fax)

  October 23, 2006

Via Fax

Gary Newberry

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Prospero Minerals Corp.

Item 4.02; Form 8-K/A

Filed July 14, 2006

Response Letter Dated October 2, 2006

File No. 0-50429

Dear Mr. Newberry:

I have recently been retained to assist Prospero Minerals in responding to the Staff’s comment letters dated July 14, 2006 and October 13, 2006.  I estimate that it will take me up to two weeks to gather together the relevant information and formulate an appropriate response to the issues raised by the Staff.  Accordingly, I expect that Prospero Minerals will respond to the Staff’s October 13 letter on or about November 3.

Sincerely,

/s/ Robert Brantl

Robert Brantl

RB:rk

cc: Darvie Fenison